

December 16, 2014

Via E-mail
Donald C. McCauley
Chief Financial Officer
Qualys, Inc.
1600 Bridge Parkway
Redwood City, CA 94065

> **Re: Qualys, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed February 28, 2014**
> **Form 10-Q for Quarterly Period Ended September 30, 2014**
> **Filed November 6, 2014**
> **File No. 001-35662**

Dear Mr. McCauley:

We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Metrics, page 41

1.   In a risk factor on page 15 you disclose that your business depends substantially on retaining your current customers. In response to an analysts question on your Q1 2015 conference call management indicates that you continue to see high 90% renewal rates in the enterprise and about 10% less at SMB. Please tell us what consideration was given to disclosing a renewal rate metric, if available, as well as a discussion of differences in renewals among your customer segments. Refer to Item 303(a) of Regulation S-K and

Section III.B of SEC Release 33-8350.

2.   In this risk factor on page 15 you disclose that your ability to grow depends in part on customers renewing their existing subscriptions and purchasing additional solutions. In your recent earnings conference calls management has provided percentages of your customers that adopt more than one solution. In your Q4 2013 conference call management indicates that you are trying to do deals which are more sizable than historically. Please tell us how you monitor upsell and deal size and what consideration was given to disclosing any such metrics you use in managing your operations. Refer to Item 303(a) of Regulation S-K and Section III.B of SEC Release 33-8350.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. The Company and Summary of Significant Accounting Policies

Revenue Recognition, page 66

3.   We note your disclosure on page 6 regarding the QualysGuard Private Cloud Platform that is a standalone turnkey solution to deploy within a customer's on-premise data center. Please describe for us the typical terms of these arrangements. As this is a standalone offering deployed on the customer's premises, describe for us why you believe this is a virtualized private cloud offering.

4.   The company's web-site description of the Qualys Private Cloud Platform indicates that the Private Cloud Platform combines software with a self-contained cloud appliance. We further note management's discussion on the Q3 2014 earnings call indicating that you are further expanding the reach of the Private Cloud Platform to make it fully disconnected from Qualys for updates and monitoring. Please describe for us the revenue recognition policies that you apply to the private cloud platform arrangements and the basis for this treatment. Tell us what consideration was given to the applicability of software revenue recognition guidance. Refer to ASC 985-605-15-3.

Form 10-Q for the Quarterly Period Ended September 30, 2014

Exhibit 31.1 and 31.2

5.   We note that your officer certifications are not in the exact form as set forth in Item 601(b)(31)(i) of Regulation S-K. Your certifications include inappropriate modifications, such as the following:

- omitting reference to establishing and maintaining internal controls over financial reporting in paragraph 4 introductory language; and
- omitting sub-paragraphs 4 (b) related to the design of internal controls over financial reporting;

Please file an amended Form 10-Q to provide officer certifications consistent with the language that is set forth exactly as provided for by Item 601(b)(31). This may be an abbreviated amendment. Please similarly amend your March 31, 2014 and June 30, 2014 Forms 10-Q.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant